                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      For the Quarter Ended March 31, 2008

                         Commission File Number 1-14840

                                 AMDOCS LIMITED
                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        FORM 20-F   X   FORM 40-F
                                  -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES       NO   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      FOR THE QUARTER ENDED MARCH 31, 2008

                                      INDEX

PART I FINANCIAL INFORMATION                                                 2
   Item 1. Financial Statements                                              2
      Unaudited Consolidated Financial Statements
         Consolidated Balance Sheets                                         2
         Consolidated Statements of Income                                   3
         Consolidated Statement of Changes in Shareholders' Equity           4
         Consolidated Statements of Cash Flows                               5
         Notes to Unaudited Consolidated Financial Statements                6
   Item 2.  Operating and Financial Review and Prospects                    15
PART II OTHER INFORMATION                                                   27
   Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases
      of Equity Securities                                                  27
   Item 2. Reports on Form 6-K                                              28

SIGNATURES

This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-114079 and 333-114344) and any other Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                                 AMDOCS LIMITED
                           CONSOLIDATED BALANCE SHEETS
         (dollar and share amounts in thousands, except per share data)

                                                                    AS OF
                                                         ---------------------------
                                                          MARCH 31,    SEPTEMBER 30,
                                                             2008          2007
                                                         -----------   -------------
                                                         (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents                              $  680,670    $   615,501
   Short-term interest-bearing investments                   501,127        563,779
   Accounts receivable, net                                  568,503        473,847
   Deferred income taxes and taxes receivable                108,959        117,623
   Prepaid expenses and other current assets                 113,463         98,746
                                                          ----------    -----------
      Total current assets                                 1,972,722      1,869,496
Equipment, vehicles and leasehold improvements, net          296,288        283,839
Deferred income taxes                                        201,626        192,761
Goodwill                                                   1,487,626      1,489,132
Intangible assets, net                                       284,720        303,456
Other noncurrent assets                                      262,421        206,666
                                                          ----------    -----------
      Total assets                                        $4,505,403    $ 4,345,350
                                                          ==========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                       $  186,138    $   192,395
   Accrued expenses and other current liabilities            222,970        222,616
   Accrued personnel costs                                   172,329        177,926
   Short-term portion of financing arrangements                2,178          2,055
   Deferred revenue                                          209,226        174,526
   Deferred income taxes and taxes payable                    35,882        205,960
                                                          ----------    -----------
      Total current liabilities                              828,723        975,478
Convertible notes                                            450,000        450,000
Deferred income taxes and taxes payable                      289,259        122,983
Noncurrent liabilities and other                             213,727        196,646
                                                          ----------    -----------
      Total liabilities                                    1,781,709      1,745,107
                                                          ----------    -----------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares;
      L0.01 par value; 0 shares issued and outstanding            --             --
   Ordinary Shares - Authorized 550,000 shares;
      L0.01 par value; 239,426 and 238,312 issued and
      207,050 and 209,762 outstanding, respectively            3,871          3,850
   Additional paid-in capital                              2,212,700      2,168,234
   Treasury stock, at cost -32,376 and
      28,550 Ordinary Shares, respectively                  (774,670)      (652,229)
   Accumulated other comprehensive income                      6,571            689
   Retained earnings                                       1,275,222      1,079,699
                                                          ----------    -----------
      Total shareholders' equity                           2,723,694      2,600,243
                                                          ----------    -----------
      Total liabilities and shareholders' equity          $4,505,403    $ 4,345,350
                                                          ==========    ===========

   The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED
                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
         (dollar and share amounts in thousands, except per share data)

                                                         THREE MONTHS ENDED       SIX MONTHS ENDED
                                                             MARCH 31,               MARCH 31,
                                                        -------------------   -----------------------
                                                          2008       2007        2008         2007
                                                        --------   --------   ----------   ----------
Revenue:
   License                                              $ 32,109   $ 37,526   $   58,326   $   69,270
   Service                                               742,172    668,835    1,458,205    1,328,123
                                                        --------   --------   ----------   ----------
                                                         774,281    706,361    1,516,531    1,397,393
                                                        --------   --------   ----------   ----------
Operating expenses:
   Cost of license                                           938      1,016        1,712        2,085
   Cost of service                                       493,956    446,860      964,697      881,981
   Research and development                               56,088     57,734      112,103      118,202
   Selling, general and administrative                    98,666     91,280      196,331      180,450
   Amortization of purchased intangible assets            21,753     18,912       43,506       36,610
   Restructuring charges, in-process research and
      development and other                                   --      6,761           --        6,761
                                                        --------   --------   ----------   ----------
                                                         671,401    622,563    1,318,349    1,226,089
                                                        --------   --------   ----------   ----------
Operating income                                         102,880     83,798      198,182      171,304
Interest income and other, net                             8,822     10,899       17,638       22,638
                                                        --------   --------   ----------   ----------
Income before income taxes                               111,702     94,697      215,820      193,942
Income taxes                                              11,843      7,526       20,297       13,429
                                                        --------   --------   ----------   ----------
Net income                                              $ 99,859   $ 87,171   $  195,523   $  180,513
                                                        ========   ========   ==========   ==========
Basic earnings per share                                $   0.48   $   0.42   $     0.94   $     0.87
                                                        ========   ========   ==========   ==========
Diluted earnings per share                              $   0.46   $   0.40   $     0.89   $     0.82
                                                        ========   ========   ==========   ==========
Basic weighted average number of shares outstanding      206,759    207,293      207,437      206,867
                                                        ========   ========   ==========   ==========
Diluted weighted average number of shares outstanding    219,786    222,499      220,912      222,608
                                                        ========   ========   ==========   ==========

   The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

                     (dollar and share amounts in thousands)

                                                                           Accumulated
                              Ordinary Shares    Additional                   Other                        Total
                            ------------------     Paid-in     Treasury   Comprehensive    Retained    Shareholders'
                             Shares     Amount     Capital      Stock         Income       Earnings        Equity
                            ---------   ------   ----------   ---------   -------------   ----------   -------------
BALANCE AS OF
   SEPTEMBER 30, 2007        209,762    $3,850   $2,168,234   $(652,229)     $   689      $1,079,699     $2,600,243
Comprehensive income:
   Net income                      -         -            -          -             -         195,523        195,523
   Unrealized gain on
      foreign currency
      hedging contracts,
      net of $2,282 tax            -         -            -          -         7,416               -          7,416
   Unrealized loss on
      short-term
      interest-bearing
      investments, net of
      $(325) tax                   -         -            -          -        (1,534)              -         (1,534)
                                                                                                         ----------
   Comprehensive income                                                                                     201,405
                                                                                                         ----------
Employee stock options
   exercised                     790        15       15,715          -             -               -         15,730
Repurchase of shares          (3,826)                          (122,441)           -               -       (122,441)
Issuance of restricted
   stock, net of
   forfeitures                   324         6            -          -             -               -              6
Tax benefit of stock
   options exercised               -         -        1,122          -             -               -          1,122
Equity-based compensation
   expense related to
   employees                       -         -       27,629          -             -               -         27,629
                             -------    ------   ----------   ---------      -------      ----------     ----------
BALANCE AS OF  MARCH 31,
   2008                      207,050    $3,871   $2,212,700   $(774,670)     $ 6,571      $1,275,222     $2,723,694
                             =======    ======   ==========   =========      =======      ==========     ==========

As of March 31, 2008 and September 30, 2007, accumulated other comprehensive income is comprised of unrealized gain (loss) on foreign currency hedging contracts, net of tax, of $6,837 and $(579), respectively, unrealized (loss) gain on cash equivalents and short-term interest-bearing investments, net of tax, of $(993) and $541, respectively and adjustment to accumulated other comprehensive income upon adoption of statement 158, net of tax, of $727.

   The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                          (dollar amounts in thousands)

                                                          SIX MONTHS ENDED MARCH 31,
                                                          --------------------------
                                                               2008        2007
                                                            ---------   -----------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income                                                  $ 195,523   $ 180,513
Reconciliation of net income to net cash provided by
      operating activities:
   Depreciation and amortization                               94,202      77,805
   In-process research and development and other                   --         750
   Loss (gain) on sale of equipment                                65        (278)
   Equity-based compensation expense                           27,629      27,291
   Deferred income taxes                                       (4,255)     (8,674)
   Excess tax benefit from equity-based compensation              (87)       (265)
   Loss (gain) from short-term interest-bearing
      investments                                               1,755      (1,289)
Net changes in operating assets and liabilities, net of
   amounts acquired:
   Accounts receivable                                       (125,634)    (54,825)
   Prepaid expenses and other current assets                   (4,624)       (695)
   Other noncurrent assets                                    (24,963)    (11,666)
   Accounts payable and accrued expenses                      (11,079)        933
   Deferred revenue                                            30,817          78
   Income taxes payable                                        (4,694)    (22,671)
   Noncurrent liabilities and other                            15,790       3,271
                                                            ---------   ---------
Net cash provided by operating activities                     190,445     190,278
                                                            ---------   ---------
CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and leasehold
      improvements                                                673       1,347
Payments for purchase of equipment, vehicles and
      leasehold improvements                                  (69,126)    (84,889)
Proceeds from sale of short-term interest-bearing
      investments                                             360,297     440,440
Purchase of short-term interest-bearing investments          (301,260)   (484,753)
Net cash paid for acquisitions                                 (9,242)    (77,598)
                                                            ---------   ---------
Net cash used in investing activities                         (18,658)   (205,453)
                                                            ---------   ---------
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from employee stock options exercised                 15,736      28,953
Excess tax benefit from equity-based compensation                  87         265
Repurchase of shares                                         (122,441)         --
                                                            ---------   ---------
Net cash (used in) provided by financing activities          (106,618)     29,218
                                                            ---------   ---------
Net increase  in cash and cash equivalents                     65,169      14,043
Cash and cash equivalents at beginning of period              615,501     607,187
                                                            ---------   ---------
Cash and cash equivalents at end of period                  $ 680,670   $ 621,230
                                                            =========   =========
SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
   Income taxes, net of refunds                             $  26,121   $  38,351
   Interest                                                     1,508       2,011

   The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

1. BASIS OF PRESENTATION

          Amdocs Limited (the "Company") is a leading provider of software products and services primarily to the communications industry. The Company and its subsidiaries operate in one segment offering products and services that enable their customers to move toward an integrated approach to customer management. The Company designs, develops, markets, supports, operates, and provides managed services for information system solutions primarily for leading communications companies throughout the world.

          The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

          The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

          The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2007, set forth in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC").

          Reclassification

          Certain amounts in prior year financial statements have been reclassified to conform to the current year presentation.

2. RECENT ACCOUNTING PRONOUNCEMENTS

          In March 2008, the Financial Accounting Standards Board ("FASB") issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("Statement 133"). SFAS 161 requires entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments,
     (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Although SFAS 161 requires the Company to make additional disclosures, it does not affect the underlying accounting policy or the application thereof.

          In December 2007, the FASB issued Statement No. 141 (revised), Business Combinations ("SFAS 141(R)"). SFAS 141(R) significantly changes the accounting for business combinations and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree and

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

     recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS 141(R) applies to the Company prospectively for business combinations for which the acquisition date is on or after October 1, 2009.

          In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 ("SFAS 160"). SFAS 160 changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated stockholders' equity, the elimination of "minority interest" accounting in results of operations and changes in the accounting for both increases and decreases in a parent's controlling ownership interest. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and early adoption is prohibited. The Company is currently evaluating the effect that the application of SFAS 160 will have on its consolidated results of operations and financial condition.

          In February 2007, the FASB issued Statement No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of FASB Statement No. 115 ("SFAS 159"), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. If the fair value option is elected for an instrument, subsequent changes in fair value for that instrument will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements and is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts Statement No. 157, "Fair Value Measurements" ("SFAS 157"). The Company is currently evaluating the effect that the application of SFAS 159 will have on its consolidated results of operations and financial condition.

          In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. SFAS 157-b, Effective Date of FASB Statement No. 157, which provides a one year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually). The Company is currently evaluating the effect that the application of SFAS 157 will have on its consolidated results of operations and financial condition.

3. ADOPTION OF NEW ACCOUNTING STANDARD

          In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," An Interpretation of SFAS No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 in the first quarter of fiscal 2008. The adoption of FIN 48 did not result in a change to retained earnings. See Note 6 for additional information regarding the Company's provision for income taxes, including the effects of adoption of FIN 48 on its consolidated financial statements.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

4. ACCOUNTS RECEIVABLE, NET

          Accounts receivable, net consists of the following:

                                           AS OF
                                 -------------------------
                                 MARCH 31,   SEPTEMBER 30,
                                    2008          2007
                                 ---------   -------------
Accounts receivable - billed      $564,384      $457,393
Accounts receivable - unbilled      41,300        43,870
Less-allowances                    (37,181)      (27,416)
                                  --------      --------
Accounts receivable, net          $568,503      $473,847
                                  ========      ========

5. COMPREHENSIVE INCOME

          Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

          The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

                                 THREE MONTHS ENDED     SIX MONTHS ENDED
                                      MARCH 31,            MARCH 31,
                                 ------------------   -------------------
                                   2008       2007      2008       2007
                                 --------   -------   --------   --------
Net income                       $ 99,859   $87,171   $195,523   $180,513
Other comprehensive income:
Unrealized gain (loss)  on
   foreign currency hedging
   contracts, net of tax            3,354      (168)     7,416      1,499
Unrealized (loss) gain  on
   short-term interest-bearing
   investments, net of tax         (1,996)      521     (1,534)       415
                                 --------   -------   --------   --------
Comprehensive income             $101,217   $87,524   $201,405   $182,427
                                 ========   =======   ========   ========

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

6. INCOME TAXES

          The provision for income taxes for the following periods consisted of:

           THREE MONTHS ENDED    SIX MONTHS ENDED
                MARCH 31,           MARCH 31,
           ------------------   -----------------
             2008      2007       2008      2007
           -------   --------   -------   -------
Current    $ 6,963   $ 19,424   $25,351   $23,168
Deferred     4,880    (11,898)   (5,054)   (9,739)
           -------   --------   -------   -------
           $11,843   $  7,526   $20,297   $13,429
           =======   ========   =======   =======

          The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

                              THREE MONTHS ENDED   SIX MONTHS ENDED
                                    MARCH 31,          MARCH 31,
                              ------------------   ---------------
                                  2008   2007       2008   2007(1)
                                  ----   ----       ----   -------
Statutory Guernsey tax rate         0%     20%         0%     20%
Guernsey tax-exempt status         --     (20)        --     (20)
Foreign taxes                      11       8          9       7
                                  ---     ---        ---     ---
                                   11%      8%         9%      7%
                                  ---     ---        ---     ---

(1) Includes the Company's net release of $11,924 of tax reserves attributable to a resolved tax audit of a prior year, as well as changes in the Company's tax reserves in the ordinary course of business. The changes in the Company's tax reserves are recognized through income taxes or through other balance sheet items.

          As a Guernsey company subject to a corporate tax rate of zero percent, the Company's overall effective tax rate is attributable to foreign taxes. Tax legislation recently enacted in Guernsey with effect from January 1, 2008 repealed the exemption that the Company previously utilized, and subjects the Company to a corporate tax rate of zero percent, which has not affected the Company's overall effective tax rate.

          As of March 31, 2008, deferred tax assets of $33,371, derived from net capital and operating loss carry forwards related to some of the Company's subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such losses. When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes or through goodwill when it relates to a business combination.

          On October 1, 2007, the Company adopted FIN 48 which prescribes a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. The adoption of FIN 48 did not result in a change to the Company's retained earnings. The total amount of gross unrecognized tax benefits as of the date of adoption, which includes interest and penalties, was $108,929, of which $104,762 would affect the Company's effective tax rate if realized. The Company historically classified unrecognized tax benefits in current income taxes payable. In implementing FIN 48, the Company has reclassified unrecognized tax benefits for which the Company does not anticipate making payment within one year to long-term income taxes payable.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

          The total amount of unrecognized tax benefits, which includes interest and penalties, was $109,677 as of March 31, 2008, of which $105,281 would affect the effective tax rate if realized. As a result of the settlement of certain tax matters during the first quarter of fiscal 2008, the amount of gross unrecognized tax benefits was reduced by approximately $11,750 (including interest), of which $4,688 was recorded as a reduction in tax receivable.

          The Company's policy of including interest and penalties related to income taxes, including unrecognized tax benefits, within the provision for income taxes on the consolidated statements of income did not change as a result of implementing FIN 48. As of the date of adoption of FIN 48, the Company had accrued $17,530 in income taxes payable for interest and penalties relating to unrecognized tax benefits. As of March 31, 2008, the Company has accrued $19,742 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

          The Company is currently under audit in several jurisdictions for the tax years 2001 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

7. EARNINGS PER SHARE

          The following table sets forth the computation of basic and diluted earnings per share:

                                         THREE MONTHS ENDED     SIX MONTHS ENDED
                                             MARCH 31,             MARCH 31,
                                        -------------------   -------------------
                                          2008       2007       2008       2007
                                        --------   --------   --------   --------
Numerator:
   Numerator for basic earnings per
      share                             $ 99,859   $ 87,171   $195,523   $180,513
   Effect of assumed conversion of
      0.50% convertible notes                985        985      1,970      1,970
                                        --------   --------   --------   --------
   Numerator for diluted earnings per
      share                             $100,844   $ 88,156   $197,493   $182,483
                                        ========   ========   ========   ========
Denominator:
   Denominator for basic earnings per
      share- weighted average number
      of shares outstanding              206,759    207,293    207,437    206,867
   Effect of assumed conversion of
      0.50% convertible notes             10,436     10,436     10,436     10,436
  Effect of dilutive stock options
      granted                              2,253      4,442      2,677      4,986
   Effect of restricted stock issued         338        328        362        319
                                        --------   --------   --------   --------
   Denominator for diluted earnings
      per share - adjusted weighted
      average shares and assumed
      conversions                        219,786    222,499    220,912    222,608
                                        ========   ========   ========   ========
  Basic earnings per share              $   0.48   $   0.42   $   0.94   $   0.87
                                        ========   ========   ========   ========
  Diluted earnings per share            $   0.46   $   0.40   $   0.89   $   0.82
                                        ========   ========   ========   ========

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

8. REPURCHASE OF SECURITIES

          In August 2007, the Company announced that its board of directors had authorized a share repurchase plan allowing the repurchase of up to $400 million of its outstanding ordinary shares. The authorization permits the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. During the six months ended March 31, 2008, the Company repurchased 3,826 ordinary shares under this repurchase program, at an average price of $31.98 per share (excluding broker and transaction fees).

9. STOCK OPTION AND INCENTIVE PLAN

          In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the "Plan"), which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Plan. In January 2008, the maximum number of ordinary shares authorized to be granted under the Plan was increased from 46,300 to 55,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years.

          The following table summarizes information about options to purchase the Company's ordinary shares, as well as changes during the six month period ended March 31, 2008:

                                                             WEIGHTED
                                                WEIGHTED     AVERAGE
                                                 AVERAGE    REMAINING
                                    NUMBER OF   EXERCISE   CONTRACTUAL
                                     OPTIONS      PRICE        TERM
                                    ---------   --------   -----------
Outstanding as of October 1, 2007     20,457     $31.62
Granted                                4,692      33.64
Exercised                               (790)     19.92
Forfeited                               (875)     34.94
                                      ------
Outstanding as of March 31, 2008      23,484     $32.30     6.28
                                      ------     ------     ----
Exercisable on March 31, 2008         13,510     $32.16     4.42
                                      ======     ======     ====

          The following table summarizes information relating to awards of restricted shares, as well as changes to such awards during the six month period ended on March 31, 2008:

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

                                                 WEIGHTED
                                                  AVERAGE
                                    NUMBER OF   GRANT DATE
                                      SHARES    FAIR VALUE
                                    ---------   ----------
Outstanding unvested shares as of
   October 1, 2007                      955       $34.50
Granted                                 407        33.90
Vested                                 (197)       33.13
Forfeited                               (83)       35.18
                                      -----       ------
Outstanding unvested shares as of
   March 31, 2008                     1,082       $34.47
                                      =====       ======

          As of March 31, 2008, there was $75,142 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

          Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values in accordance with FASB Statement No. 123 (revised 2004), "Share-Based Payment," a revision of SFAS No. 123 ("SFAS 123(R)") and Staff Accounting Bulletin No. 107 ("SAB 107"), which provides supplemental implementation guidance on SFAS 123(R).

          Employee equity-based compensation pre-tax expense under SFAS 123(R) for the three and six months ended March 31, 2008 and 2007 was as follows:

                                  THREE MONTHS ENDED                 SIX MONTHS ENDED
                           -------------------------------   -------------------------------
                           MARCH 31, 2008   MARCH 31, 2007   MARCH 31, 2008   MARCH 31, 2007
                           --------------   --------------   --------------   --------------
Cost of service                $ 5,431          $ 6,005          $11,713          $12,327
Research and development         1,146            1,587            2,522            3,365
Selling, general and
   administrative                6,836            4,374           13,394           11,599
                               -------          -------          -------          -------
Total                          $13,413          $11,966          $27,629          $27,291
                               =======          =======          =======          =======

          The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for the three months ended March 31, 2008 and 2007 was $1,434 and $1,914, respectively, and for the six months ended March 31, 2008 and 2007 was $2,830 and $4,306, respectively.

          The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its equity-based awards and recognizes compensation costs using the graded vesting attribution method. The Black-Scholes option pricing model assumptions used are noted in the following table (all in weighted averages for options granted during the period):

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

                                     THREE MONTHS ENDED   SIX MONTHS ENDED
                                          MARCH 31,            MARCH 31,
                                     ------------------   ----------------
                                       2008     2007         2008     2007
                                      ------  -------      ------  -------
Risk-free interest rate (1)             2.67%    4.70%       3.23%    4.61%
Expected life of stock options (2)      4.50     4.65        4.28     4.54
Expected volatility (3)                 0.35     0.31        0.33     0.32
Expected dividend yield (4)             None     None        None     None
Fair value per option                 $10.64   $12.50      $10.58   $12.74

(1) Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company's employee stock options.

(2)  Expected life of stock options is based upon historical experience.

(3) Expected volatility is based on a combination of implied volatility of the Company's traded options and historical stock price volatility ("blended volatility").

(4) Expected dividend yield is based on the Company's history and future expectation of dividend payouts.

          Equity-based compensation recognized is reduced for estimated forfeitures and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

10. OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

          In the quarter ended March 31, 2007, the Company commenced a series of measures designed to align its operational structure to its expected future growth and to improve efficiency. As part of this plan, the Company recorded expense of $6,011, consisting primarily of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world and for facility related costs. Approximately $5,238 of the total expense had been paid in cash as of March 31, 2008, the reminder is primarily attributable to facility related costs which are expected to be paid through May 2013.

          In connection with the acquisition of DST Innovis, Inc. and DST Interactive, Inc (collectively "DST Innovis") in fiscal 2005, the Company commenced integration activities with respect to the DST Innovis business based on a plan to exit specific research and development activities and to terminate employees associated with these activities. The liabilities associated with this plan, which were recorded as part of the purchase accounting, are presented in the following table:

                                CONTRACTUAL
                                OBLIGATIONS   OTHER    TOTAL
                                -----------   -----   -------
Balance as of October 1, 2007     $ 4,247      $112   $ 4,359
Cash payments                        (552)       --      (552)
                                  -------      ----   -------
Balance as of March 31, 2008      $ 3,695      $112   $ 3,807
                                  =======      ====   =======

11. CONTINGENCIES

          Legal Proceedings

          The Company is involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

     matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

          The Company generally sells its products with a limited warranty for a period of 90 days. The Company's policy is to account for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during the six months ended March 31, 2008 and 2007.

          The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its consolidated financial statements.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

     This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could", and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

     Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption "Risk Factors" in our Annual Report on Form 20-F for fiscal 2007 that we filed on December 3, 2007 with the United States Securities and Exchange Commission ("SEC").

OVERVIEW OF BUSINESS AND TREND INFORMATION

     Amdocs is a leading provider of software and services for communications service providers. Our market focus is primarily Tier 1 and Tier 2 communications companies, including leading wireline and wireless telecommunications, broadband cable and satellite service providers. In addition, Amdocs also supports lower tier communication service providers.

     We develop, implement and manage software and services associated with the business support systems and operational support systems (BSS and OSS) that enable service providers to deliver a better, differentiated, and intentional customer experience, by, for example, introducing products quickly, understanding their customers more deeply, processing orders efficiently and solving problems productively. We refer to these systems as customer experience systems.

     We believe the demand for our customer experience systems is primarily driven by several needs:

     - Consolidation in the communications industry is continuing, and competition among incumbent and new entrant service providers is intensifying.

     - Convergence is accelerating, with consumers expecting continuous access to voice, data and video services anywhere, through any device.

     - Service providers need to develop new revenue streams that take full advantage of ubiquitous connectivity and convergence lifestyle.

     In this changing environment, we believe service providers will succeed by differentiating their offerings in order to deliver a customer experience that is simple, personal, and valuable at every point of service. Service providers can do this by adopting our customer experience systems (Amdocs CES) which are designed to help deliver an intentional customer experience. While we recognize that there are some macro-economic indicators that cause uncertainty in our industry, we continue to see demand for Amdocs products and services, and currently expect that we will continue to expand our business in fiscal 2008.

     Offerings

     Amdocs offerings of software and related services consist of:

          - A complete, modular portfolio of BSS and OSS software, including revenue management (billing, mediation and partner settlement), customer management (ordering, customer relationship management or CRM, and self-service), service and resource management (network management, planning and fulfillment ) digital commerce management (content revenue management, search and digital advertising) and foundation products (such as enterprise product catalog). In January 2008, we introduced our most current version of the portfolio, Amdocs CES 7.5.

          - A comprehensive line of services, from strategy to execution. Because our customers' projects are complex and require systems support expertise, we also provide information technology, or IT, services, including extensive consulting, business strategy, system implementation, training, integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer managed services, which include services such as system modernization and consolidation, the operation of data centers, ongoing support, maintenance services, system modification, rating and billing services and communications facility management services.

     We have designed our customer experience systems to meet the mission-critical needs of leading service providers around the world. We support their various lines of business, including wireline, wireless, cable and satellite, and a wide range of communication services, including voice, video, data, IP, broadband, content, electronic and mobile commerce applications. We also support companies that offer multiple service packages, commonly referred to as bundled or convergent service packages. We have also applied our experience to assist service providers in the financial services sector to meet operational challenges that are similar to those experienced by communications companies.

     Amdocs also offers a full range of directory sales and publishing systems and related services, which we refer to as directory systems, for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

     We conduct our business globally, and, as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications industry. We maintain development facilities in China, Cyprus, India, Ireland, Israel and the United States.

     We believe that demand for our customer experience systems is primarily driven by the following key factors:

     -    Consolidation & industry transformation, including:

               -    ubiquitous use of communications and content services,

               -    increases in digital and mobile commerce,

               - ongoing consolidation among incumbent communications providers,

               -    increased competition from new entrants,

               - continued convergence of communications, broadband cable and satellite industries, and

               -    continued commoditization and pricing pressure.

     -    Convergence & technology advances, such as:

               - emergence of new communications products and services, especially video, broadband, data and content services, including IP-based services, such as Internet Protocol (IP) Television (IPTV) and Voice over IP (VoIP),

               - evolution to next generation networks such as IP Multimedia Subsystem (IMS), that enable converged services offerings like fixed-mobile convergence, and

               - technological changes, such as the introduction of 3G and 4G wireless technology, next-generation content systems and WiFi- and WiMax- based access technologies.

     -    Customer focus, such as:

               - the need for service providers to focus on their customers in order to build profitable customer relationships,

               - the "authority shift" toward the consumer, with customers demanding new, innovative services that can be personalized, that are timely and relevant to them, that they can participate in creating, and that can be accessed anytime and anywhere,

               - ever-increasing expectation of customer service and support, including access to self service options, and

               - the need for service providers to differentiate themselves by creating a unique and mutually valuable customer experience.

     -    The need for operational efficiency, including:

               -    the shift from in-house management to vendor solutions,

               - business needs of service providers to reduce costs and lower total cost of ownership while retaining high-value customers in a highly competitive environment,

               - automating and integrating business processes that span service providers' BSS and OSS systems and create a simple, one-company face to customers,

               - integrating and implementing new next-generation networks (and retiring legacy networks) to deploy new technologies, and

               - transforming fragmented legacy OSS systems to introduce new services in a timely and cost-effective manner.

We derive our revenue principally from:

- the initial sales of licenses to use our products and related services, including modification, implementation and integration services,

-    providing Managed Services and other related IT services, and

- the sale of high-level business consulting that includes services that advise, transform, integrate and optimize technology and business processes;

- recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

     Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system as services are performed based on time elapsed, output produced or volume of data processed, depending on the specific contract terms of the managed services arrangement. Revenue from ongoing support services is recognized as work is performed or based on straight line over the service period.

     Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

     As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

     Revenue from managed services arrangements (for customer experience systems and directory systems) is included in both license and service revenue. Revenue generated in connection with managed services arrangements are a significant part of our business, accounting for approximately 40% of our total revenue in the six months ended March 31, 2008 and 2007, and generating substantial, long-term revenue streams, cash flow and operating income. In the initial period of our managed services projects, we may invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. Managed services projects can be less profitable in the initial period. Margins tend to improve over time as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

RECENT ACCOUNTING STANDARDS

     In March 2008, the Financial Accounting Standards Board ("FASB") issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 ("SFAS 161")". SFAS 161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("Statement 133"). SFAS 161 requires entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Although SFAS 161 requires us to make additional disclosures, it does not affect the underlying accounting policy or the application thereof.

     In December 2007, the FASB issued Statement No. 141 (revised), Business Combinations ("SFAS 141(R)"). SFAS 141(R) significantly changes the accounting for business combinations and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS 141(R) applies to us prospectively for business combinations for which the acquisition date is on or after October 1, 2009.

     In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 ("SFAS 160").SFAS 160 changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated stockholders' equity, the elimination of "minority interest" accounting in results of operations and changes in the accounting for both increases and decreases in a parent's controlling ownership interest. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and early adoption is prohibited. We are currently evaluating the effect that the application of SFAS 160 will have on our consolidated results of operations and financial condition.

     In February 2007, the FASB issued Statement No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of FASB Statement No. 115 ("SFAS 159"), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. If the fair value option is elected for an instrument, subsequent changes in fair value for that instrument will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements and is effective for fiscal years beginning after November

15, 2007, with early adoption permitted provided that the entity also adopts Statement No. 157, "Fair Value Measurements" ("SFAS 157"). We are currently evaluating the effect that the application of SFAS 159 will have on our consolidated results of operations and financial condition.

     In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No.157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. SFAS 157-b, Effective Date of FASB Statement No. 157, which provides a one year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually). We are currently evaluating the effect that the application of SFAS 157 will have on our consolidated results of operations and financial condition.

ADOPTION OF NEW ACCOUNTING STANDARD

     In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," An Interpretation of SFAS No. 109, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 in the first quarter of fiscal 2008. The adoption of FIN 48 did not result in a change to retained earnings. See Note 6 to our consolidated financial statements for additional information on our provision for income taxes, including the effects of adoption of FIN 48 on our consolidated financial statements.

RESULTS OF OPERATIONS

     The following table sets forth for the three and six months ended March 31, 2008 and 2007 certain items in our consolidated statements of income reflected as a percentage of total revenue:

                                          THREE MONTHS ENDED   SIX MONTHS ENDED
                                               MARCH 31,          MARCH 31,
                                          ------------------   ----------------
                                              2008    2007       2008    2007
                                             ------  -----      -----   -----
Revenue:
   License ............................        4.1%    5.3%       3.8%    5.0%
   Service ............................       95.9    94.7       96.2    95.0
                                             -----   -----      -----   -----
                                             100.0   100.0      100.0   100.0
                                             -----   -----      -----   -----
Operating expenses:
   Cost of license ....................        0.1     0.1        0.1     0.1
   Cost of service ....................       63.8    63.3       63.6    63.1
   Research and development ...........        7.2     8.2        7.4     8.5
   Selling, general and
      administrative ..................       12.8    12.9       12.9    12.9
   Amortization of purchased intangible
      assets ..........................        2.8     2.7        2.9     2.6
   Restructuring charges, in-process
    research and development and
    other .............................         --     0.9         --     0.5

                                             -----   -----      -----   -----
                                              86.7    88.1       86.9    87.7
                                             -----   -----      -----   -----
Operating income ......................       13.3    11.9       13.1    12.3
Interest income and other, net ........        1.1     1.5        1.1     1.6
                                             -----   -----      -----   -----
Income before income taxes ............       14.4    13.4       14.2    13.9
Income taxes ..........................        1.5     1.1        1.3     1.0
                                             -----   -----      -----   -----
Net income ............................       12.9%   12.3%      12.9%   12.9%
                                             =====   =====      =====   =====

SIX MONTHS ENDED MARCH 31, 2008 AND 2007

      The following is a tabular presentation of our results of operations for the six months ended March 31, 2008 compared to the six months ended March 31, 2007. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                          SIX MONTHS ENDED
                                              MARCH 31,         INCREASE (DECREASE)
                                      -----------------------   -------------------
                                         2008         2007        AMOUNT       %
                                      ----------------------------------    -----
                                                (in thousands)
Revenue:
   License ........................   $   58,326   $   69,270    $(10,944)  (15.8)%
   Service ........................    1,458,205    1,328,123     130,082     9.8
                                      ----------   ----------    --------
                                       1,516,531    1,397,393     119,138     8.5
                                      ----------   ----------    --------
Operating expenses:
   Cost of license ................        1,712        2,085        (373)  (17.9)
   Cost of service ................      964,697      881,981      82,716     9.4
   Research and development .......      112,103      118,202      (6,099)   (5.2)
   Selling, general and
      administrative ..............      196,331      180,450      15,881     8.8
   Amortization of purchased
      intangible assets ...........       43,506       36,610       6,896    18.8
   Restructuring charges,
      in-process research and
      development and other .......           --        6,761      (6,761)   (100)
                                      ----------   ----------    --------
                                       1,318,349    1,226,089      92,260     7.5
                                      ----------   ----------    --------
Operating income ..................      198,182      171,304      26,878    15.7
Interest income and other, net ....       17,638       22,638      (5,000)  (22.1)
                                      ----------   ----------    --------
Income before income taxes ........      215,820      193,942      21,878    11.3
Income taxes ......................       20,297       13,429       6,868    51.1
                                      ----------   ----------    --------
Net income ........................   $  195,523   $  180,513    $ 15,010     8.3%
                                      ==========   ==========    ========

     REVENUE. Total revenue increased by $119.1 million, or 8.5%, to $1,516.5 million in the six months ended March 31, 2008, from $1,397.4 million in the six months ended March 31, 2007. The increase was primarily attributable to revenue from consolidation and transformation projects for Tier One customers as well as from revenue related to the expansion of our managed services activities.

     License revenue decreased by $10.9 million, or 15.8%, to $58.3 million in the six months ended March 31, 2008, from $69.3 million in the six months ended March 31, 2007. The decrease was primarily due to timing of projects, as we completed some projects and others are expected to begin in the near future.

     License and service revenue attributable to the sale of Customer Experience Systems was $1,380.9 million in the six months ended March 31, 2008, an increase of $124.0 million, or 9.9%, over the six months ended March 31, 2007. The increase was primarily attributable to revenue from consolidation and transformation projects for Tier One customers as well as from revenue related to the expansion of our managed services activities. License and service revenue resulting from the sale of Customer Experience Systems represented 91.1% and 89.9% of our total revenue in the six months ended March 31, 2008 and 2007, respectively.

     License and service revenue from the sale of Directory Systems was $135.6 million in the six months ended March 31, 2008, a decrease of $4.9 million, or 3.5%, as compared to the six months ended March 31, 2007. License and service revenue from the sale of Directory Systems represented 8.9% and 10.1% of our total revenue in the six months ended March 31, 2008 and 2007, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve.

     In the six months ended March 31, 2008, revenue from customers in North America, Europe and the rest of the world accounted for 68.7%,17.4% and 13.9%, respectively, of total revenue compared to 67.5%, 22.5% and 10.0%, respectively, in the six months ended March 31, 2007. The decrease in revenue from customers in Europe was attributable partially to timing of projects as we completed some projects and some are expected to start in the near future. The increase in revenue from customers in the rest of the world in the six months ended March 31, 2008 was attributable primarily to revenue contributed in Asia Pacific as well as to customers in emerging markets.

     COST OF LICENSE AND SERVICE. Cost of license mainly includes royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. The increase in cost of license and service in the six months ended March 31, 2008 was $82.3 million or 9.3%, which is slightly higher than the increase in our total revenue in the six months ended March 31, 2008. As a percentage of revenue, cost of license and service was 63.7% in the six months ended March 31, 2008, compared to 63.2% in the six months ended March 31, 2007. Our cost of service in the six months ended March 31, 2008 increased as a result of expansion of our Managed Services activities, partially offset by cost savings resulting from our expansion into lower cost jurisdictions and increased efficiencies in our overall operations. Margins from Managed Services tend to improve over time as we realize synergies, create cost efficiencies and improve business processes.

     RESEARCH AND DEVELOPMENT. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $6.1 million, or 5.2%, in the six months ended March 31, 2008 to $112.1 million from $118.2 million in the six months ended March 31, 2007. Research and development expense decreased as a percentage of revenue from 8.5% in the six months ended March 31, 2007 to 7.4% in the six months ended March 31, 2008. We believe that our research and development efforts are a key element of our strategy and are essential to our success and we intend to maintain our level of commitment to research and development. The decrease in research and development expense was attributable to increased efficiency as well as to changes in the geographical mix of our research and development resources. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense increased by $15.9 million, or 8.8%, in the six months ended March 31, 2008 to $196.3 million, from $180.4 million in the six months ended March 31, 2007. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense was attributable to an overall increase in our operations.

     AMORTIZATION OF PURCHASED INTANGIBLE ASSETS. Amortization of purchased intangible assets in the six months ended March 31, 2008 was $43.5 million, compared to $36.6 million in the six months ended March 31, 2007. The increase in amortization of purchased intangible assets was due to purchased intangible assets acquired in our fiscal 2006 and 2007 acquisitions.

     OPERATING INCOME. Operating income increased by $26.9 million, or 15.7%, in the six months ended March 31, 2008, to $198.2 million, or 13.1% of revenue, from $171.3 million, or 12.3% of revenue, in the six months ended March 31, 2007. The increase in operating income as a percentage of revenue was attributable to the 8.5% increase in revenue compared to the 7.5% increase in operating expense that we experienced during the six months ended March 31, 2008.

     INTEREST INCOME AND OTHER, NET. Interest income and other, net decreased by $5.0 million in the six months ended March 31, 2008, to $17.6 million from $22.6 million in the six months ended March 31, 2007. The decrease in interest income and other, net, is primarily attributable to the impact of foreign exchange losses, and to lower income on our short-term interest-bearing investments due to current market conditions.

     INCOME TAXES. Income taxes for the six months ended March 31, 2008 were $20.3 million on pretax income of $215.8 million, resulting in an effective tax rate of 9.4% compared to 6.9% in the six months ended March 31, 2007. Of the increase in our effective tax rate, approximately 6.1% was attributable to the changes in our tax reserves and approximately 1.7% was attributable to the net effect of acquisition-related costs (which include amortization of purchased intangible assets and other), restructuring charges and equity-based compensation expense, which were partially offset by decrease of approximately 2.1% attributable to changes in the valuation allowances and by an approximately 3.2% decrease in effective tax rate attributable to the geographical distribution of earnings from global operations. We expect that our effective tax rate for fiscal year 2008 will be between 9% and 12% on an annualized basis, compared to 10.6% in fiscal year 2007. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.

     NET INCOME. Net income was $195.5 million in the six months ended March 31, 2008, compared to net income of $180.5 million in the six months ended March 31, 2007. The increase in net income was attributable to the increase in our operating income offset by the decrease in interest income and other, net, and the increase of our effective tax rate.

     DILUTED EARNINGS PER SHARE. Diluted earnings per share increased by $0.07, or 8.5%, to $0.89 in the six months ended March 31, 2008, from $0.82 in the six months ended March 31, 2007. The increase in diluted earnings per share resulted primarily from the increase in net income.

THREE MONTHS ENDED MARCH 31, 2008 AND 2007

     The following is a tabular presentation of our results of operations for the three months ended March 31, 2008 compared to the three months ended March 31, 2007. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                     THREE MONTHS ENDED
                                          MARCH 31,       INCREASE (DECREASE)
                                    -------------------   -------------------
                                      2008       2007      AMOUNT       %
                                    --------   --------   --------   --------
                                            (in thousands)
                                    ------------------------------
Revenue:
   License ......................   $ 32,109   $ 37,526    $(5,417)   (14.4)%
   Service ......................    742,172    668,835     73,337     11.0
                                    --------   --------    -------
                                     774,281    706,361     67,920      9.6
                                    --------   --------    -------
Operating expenses:
   Cost of license ..............        938      1,016        (78)    (7.7)
   Cost of service ..............    493,956    446,860     47,096     10.5
   Research and development .....     56,088     57,734     (1,646)    (2.9)
   Selling, general and
      administrative ............     98,666     91,280      7,386      8.1
   Amortization of purchased
      intangible assets .........     21,753     18,912      2,841     15.0

   Restructuring charges,
      in-process research and
      development and other .......         --      6,761     (6,761)    (100)
                                      --------   --------    -------
                                       671,401    622,563     48,838      7.8
                                      --------   --------    -------
Operating income ..................    102,880     83,798     19,082     22.8
Interest income and other, net ....      8,822     10,899     (2,077)   (19.1)
                                      --------   --------    -------
Income before income taxes ........    111,702     94,697     17,005     18.0
Income taxes ......................     11,843      7,526      4,317     57.4
                                      --------   --------    -------
Net income ........................   $ 99,859   $ 87,171    $12,688     14.6%
                                      ========   ========    =======

     REVENUE. Total revenue increased by $67.9 million, or 9.6 %, to $ 774.3 million in the three months ended March 31, 2008, from $706.4 million in the three months ended March 31, 2007. The increase was primarily attributable to revenue from consolidation and transformation projects for Tier One customers as well as from revenue related to the expansion of our managed services activities.

     License revenue decreased by $5.4 million, or 14.4%, to $32.1 million in the three months ended March 31, 2008, from $37.5 million in the three months ended March 31, 2007. The decrease was primarily due to timing of projects, as we completed some projects and others are expected to begin in the near future.

     License and service revenue attributable to the sale of Customer Experience Systems was $708.2 million in the three months ended March 31, 2008, an increase of $70.7 million, or 11.1 %, over the three months ended March 31, 2007. The increase was primarily attributable to revenue from consolidation and transformation projects for Tier One customers as well as from revenue related to the expansion of our managed services activities. License and service revenue resulted from the sale of Customer Experience Systems represented 91.5% and 90.2% of our total revenue in the three months ended March 31, 2008 and 2007, respectively.

     License and service revenue from the sale of Directory Systems was $66.1 million in the three months ended March 31, 2008, an increase of $2.8 million, or 4.1%, as compared to the three months ended March 31, 2007. License and service revenue from the sale of Directory Systems represented 8.5% and 9.8% of our total revenue in the three months ended March 31, 2008 and 2007, respectively.

     In the three months ended March 31, 2008, revenue from customers in North America, Europe and the rest of the world accounted for 69.9%, 17.6 % and 12.5%, respectively, of total revenue compared to 66.5%, 23.0% and 10.5%, respectively, in the three months ended March 31, 2007. The decrease in revenue from customers in Europe was attributable partially to timing of projects as we completed some projects and some are expected to start in the near future. The increase in revenue from customers in the rest of the world in the three months ended March 31, 2008 was attributable primarily to revenue contributed in Asia Pacific as well as to customers in emerging markets.

     COST OF LICENSE AND SERVICE. Cost of license mainly includes royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. The increase in cost of license and service in the three months ended March 31, 2008 was $47.0 million or 10.5%, which is slightly higher than the increase in our total revenue in the three months ended March 31, 2008. As a percentage of revenue, cost of license and service was 63.9% in the three months ended March 31, 2008, compared to 63.4% in the three months ended March 31, 2007. Our cost of service in the six months ended March 31, 2008 increased as a result of expansion of our Managed Services activities, partially offset by cost savings resulting from our expansion into lower cost jurisdictions and increased efficiencies in our overall operations. Margins from Managed Services tend to improve over time as we realize synergies, create cost efficiencies and improve business processes.

     RESEARCH AND DEVELOPMENT. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $1.6 million, or 2.9%, in the three months ended March 31, 2008 to $56.1 million from $57.7 million in the three months ended March 31, 2007. Research and development expense decreased as a percentage of revenue from 8.2% in the three months ended March 31, 2007 to 7.2% in the three months ended March 31, 2008. The decrease in research and development expense was attributable to increased efficiency as well as to changes in the geographical mix of our research and development resources.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in the three months ended March 31, 2008 was $7.4 million, or 8.1%, which is slightly lower than the increase in our total revenue in the three months ended March 31, 2008.

     AMORTIZATION OF PURCHASED INTANGIBLE ASSETS. Amortization of purchased intangible assets in the three months ended March 31, 2008 was $21.8 million, compared to $18.9 million in the three months ended March 31, 2007. The increase in amortization of purchased intangible assets was due to purchased intangible assets acquired in our fiscal 2006 and 2007 acquisitions.

     OPERATING INCOME. Operating income increased by $19.1 million, or 22.8%, in the three months ended March 31, 2008, to $102.9 million, or 13.3% of revenue, from $83.8 million, or 11.9% of revenue, in the three months ended March 31, 2007. The increase in operating income as a percentage of revenue was attributable to the 9.6% increase in revenue compared to the 7.8% increase in operating expense that we experienced during the three months ended March 31, 2008.

     INTEREST INCOME AND OTHER, NET. Interest income and other, net decreased by $2.1 million in the three months ended March 31, 2008 to $8.8 million from $10.9 million in the three months ended March 31, 2007. The increase in interest income and other, net, is primarily attributable to lower income on our short-term interest-bearing investments due to current market conditions, which was partially offset by an increase in foreign exchange gains.

     INCOME TAXES. Income taxes for the three months ended March 31, 2008 were $11.8 million on pretax income of $111.7 million, resulting in an effective tax rate of 10.6 % compared to 7.9% in the three months ended March 31, 2007. Of the increase in our effective tax rate, approximately 3.7% was attributable to the changes in our tax reserves and approximately 2.5% was attributable to the effect of acquisition-related costs (which include amortization of purchased intangible assets and other), restructuring charges and equity-based compensation expense, which were partially offset by decrease of approximately 3.5% attributable to changes in the valuation allowances. We expect that our effective tax rate for fiscal year 2008 will be between 9 % and 12% on an annualized basis, compared to 10.6% in fiscal year 2007. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.

     NET INCOME. Net income was $99.9 million in the three months ended March 31, 2008, compared to net income of $87.2 million in the three months ended March 31, 2007. The increase in net income was attributable to the increase in our operating income offset by the decrease in interest income and other, net, and the increase of our effective tax rate.

     DILUTED EARNINGS PER SHARE. Diluted earnings per share increased by $0.06, or 15.8 %, to $0.46 in the three months ended March 31, 2008, from $0.40 in the three months ended March 31, 2007. The increase in diluted earnings per share resulted from the increase in net income and a reduction in the number of ordinary shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term interest-bearing investments totaled $1,181.8 million as of March 31, 2008, compared to $1,179.3 million as of September 30, 2007. The increase is mainly attributable to $190.4 million in positive cash flows from operations and by $15.7 million in proceeds from the exercise of employee stock options partially offset by $122.4 million used to repurchase ordinary shares pursuant to our share repurchase program, $69.1 million of capital expenditures and $9.2 million in net cash paid for acquisitions. Net cash provided by operating activities amounted to $190.4 million and $190.3 million for the six months ended March 31, 2008 and 2007, respectively.

     Our policy is to retain substantial cash balances in order to support the growth of the Company. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs for at least the next fiscal year.

     Our short-term interest-bearing investments are classified as available-for-sale securities. Unrealized gains or losses are reported as a separate component of accumulated other comprehensive income, net of tax. Such short-term interest-bearing investments consist primarily of commercial paper, certificates of deposit, U.S. government treasuries, U.S. agency securities, corporate bonds, asset backed obligations and mortgages, which are stated at fair value. The estimated fair values of the investments are based on quoted market prices and on observable market inputs as of the end of the reporting period. We generally have conservative investment policy guidelines and consistent with these guidelines, we purchase only AAA asset-backed obligations and mortgages. We review various factors in determining whether we should recognize an impairment charge for our short-term interest-bearing investments, including the length of time and extent to which the fair value has been less than our cost basis, the credit ratings of the securities, the financial condition and near-term prospects of the issuers and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Based on our considerations of these factors the other-than-temporary impairment on our short-term interest-bearing investments was immaterial during the first six months of fiscal 2008 and fiscal 2007.

     As of March 31, 2008, $450.0 million and $0.2 million aggregate principal amount of our 0.50% Convertible Senior Notes due 2024 and 2% Convertible Notes due 2008 were outstanding, respectively. As of March 31, 2008, we had available an unsecured $500 million five-year revolving credit facility, none of which was outstanding, and which we may use for general corporate purposes, including acquisitions and repurchases of our ordinary shares that we may consider from time to time. As of March 31, 2008, we also had a $0.9 million short-term general revolving line of credit, none of which was outstanding. In addition, we had outstanding letters of credit and bank guarantees from various banks totaling $7.2 million. As of March 31, 2008, we had outstanding short-term loans totalling $2.0 million secured by specified pledges and guaranties.

     We have contractual obligations for our convertible notes, financing arrangements, non-cancelable operating leases and purchase obligations summarized in the tabular disclosure of contractual obligations in our Annual Report on Form 20-F for fiscal year ended September 30, 2007. Since September 30, 2007, there have been no material changes in our contractual obligations other than in the ordinary course of our business.

     Our capital expenditures were approximately $69.1 million in the six months ended March 31, 2008. Approximately 80% of these expenditures consisted of purchases of computer equipment, and the remainder to leasehold improvements. The capital expenditures in the six months ended March 31, 2008 were mainly attributable to invetsments in our operating facilities and our development centers around the world. We fund our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.

CURRENCY FLUCTUATIONS

     We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No.52, "Foreign Currency Translation", our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are predominately denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group.

     During the three and six months ended March 31, 2008 and 2007, approximately 70% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies such as the Euro, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease slightly over time. Historically, the effect of fluctuations in currency exchange rates on our consolidated operations was not material. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts and options. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II OTHER INFORMATION

ITEM 1. CHANGES IN SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES.


                      ISSUER PURCHASES OF EQUITY SECURITIES

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     The following table provides information about purchases by us and our affiliated purchasers during the quarter ended March 31, 2008 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

     Ordinary Shares

                                                             (C)
                                                       TOTAL NUMBER OF                (D)
                        (A)                                SHARES             MAXIMUM NUMBER (OR
                       TOTAL                          PURCHASED AS PART    APPROXIMATE DOLLAR VALUE)
                     NUMBER OF           (B)             OF PUBLICLY            OF SHARES THAT
                       SHARES       AVERAGE PRICE      ANNOUNCED PLANS    MAY YET BE PURCHASED UNDER
PERIOD               PURCHASED   PAID PER SHARE (2)      OR PROGRAMS       THE PLANS OR PROGRAMS(1)
------               ---------   ------------------   -----------------   --------------------------
1/1/08-1/31/08 ...     405,448         $32.06               405,448              $264,725,486
2/1/08-2/29/08 ...     359,000         $31.27               359,000              $253,500,920
3/1/08-3/31/08 ...     886,100         $28.97               886,100              $227,826,473
                     ---------                            ---------
Total ............   1,650,548         $30.23             1,650,548              $227,826,473
                     =========                            =========

(1) In August 2007, our board of directors authorized a share repurchase plan allowing the repurchase of up to $400 million of our outstanding ordinary shares. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

(2)  The average price per share excludes broker and transaction fees.

ITEM 2. REPORTS ON FORM 6-K

(a)  Reports on Form 6-K

     The Company furnished or filed the following reports on Form 6-K during the three months ended March 31, 2008:

     (1)  Form 6-K dated February 11, 2008.

     (2)  Form 6-K dated January 22, 2008.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMDOCS LIMITED


                                        /s/ Thomas G. O'Brien
                                        ----------------------------------------
                                        Thomas G. O'Brien
                                        Treasurer and Secretary
                                        Authorized U.S. Representative

Date: May 6, 2008